Exhibit 12.74

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In millions)
Earnings:
Pretax earnings	$975	$836	$830	$741	$768
Adjustments	(8)	(11)	(11)	(7)	(7)
Fixed charges	278	277	267	281	286
Net earnings	$1,245	$1,102	$1,086	$1,015	$1,047

Fixed Charges:
Interest expense	$261	$255	$247	$264	$269
Adjustments	17	22	20	17	17
Fixed charges	$278	$277	$267	$281	$286

Ratio of earnings to fixed charges	4.48	3.98	4.07	3.61	3.66